Exhibit 5.1

79 Wellington St. W., 30th Floor
Box 270, TD South Tower
Toronto, Ontario M5K 1N2 Canada
P. 416.865.0040 | F. 416.865.7380
www.torys.com

September 1, 2022

Triple Flag Precious Metals Corp.
TD Canada Trust Tower

161 Bay Street, Suite 4535

Toronto, Ontario, Canada M5J 2S1

Dear Sirs/Mesdames:

RE:	Triple Flag Precious Metals Corp. (the “Corporation”)

We have acted as counsel to the Corporation in connection with the filing on the date hereof of a Registration Statement on Form S-8 (the “Form S-8”) with respect to common shares of the Corporation (the “Common Shares”) issuable pursuant to the Corporation’s amended and restated omnibus equity incentive plan, effective as of March 4, 2022 (the “Equity Incentive Plan”). We have made such investigations and examined originals or copies certified or otherwise identified to our satisfaction of documents, records and certificates of the Corporation as we have considered necessary or relevant for the purposes of this opinion including:

(a)	the articles and by-laws of the Corporation;
(b)	the Equity Incentive Plan; and
(c)	the resolutions of the board of directors and of the shareholders of the Corporation authorizing the Equity Incentive Plan.

In giving this opinion, with regard to all documents examined by us, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to authentic original documents of all documents submitted to us as duplicates, certified, conformed, telecopied or photostatic copies, the authenticity of the originals of such latter documents and the legal capacity of all natural persons who have executed any such documents.

We have also assumed that all Common Shares issued under the Equity Incentive Plan will be issued for consideration in property or past services that is not less in value than the fair equivalent of the money that the Corporation would have received if the Common Shares had been issued for money.

Based and relying upon and subject to the foregoing we are of the opinion that the Common Shares will be validly issued and outstanding as fully paid and non-assessable shares (upon issuance and payment therefor in accordance with the Equity Incentive Plan).

The foregoing opinion is limited to the laws of the Province of Ontario and the federal laws of Canada applicable therein.

Our opinion is given as of the date hereof and we do not in any event undertake to advise you of any facts or circumstances occurring or coming to our attention subsequent to the date hereof.

We consent to the filing of this opinion as an exhibit to the Form S-8. In giving such consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the United States Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Yours truly,

/s/ Torys LLP